July 17, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0505

Re:       Van Eck Funds and Van Eck VIP Trust – Joint Fidelity Bond - (Bond No. 82307854)

Enclosed for filing is the Joint Fidelity Bond for Van Eck Funds, File No. 811-04297 and Van Eck VIP Trust, File No. 811-05083, referred to herein individually as a “Fund” and collectively as the “Funds”, in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) for the 2015-2016 year:

1)	A copy of the bond coverage for the Funds (the “Bond”) (attached as Exhibit A).

2)	A copy of the Board meeting resolutions, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Funds (attached as Exhibit B).

3)	A copy of a Joint Insured Agreement, by and between each series of the Fund, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

4)	A statement showing the amount of a single insured bond, which each series of the Fund would have been required to provide and maintain had each series of the Fund not been named as a joint insured under the Bond (attached as Exhibit D).

5)	The premium for the Bond has been paid through June 30, 2016.

If you have any questions, please do not hesitate to contact me.

Sincerely,

By:   /s/ John Crimmins

Vice President, Treasurer, Chief Financial

Officer and Principal Accounting Officer

EXHIBIT A

	Chubb Group of Insurance Companies					DECLARATIONS
						FINANCIAL INSTITUTION INVESTMENT
	15 Mountain View Road, Warren, New Jersey 07059					COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):						Bond Number: 82307854

VAN ECK FUNDS & VAN ECK VIP TRUST
335 MADISON AVENUE						FEDERAL INSURANCE COMPANY
NEW YORK, NY			10017			Incorporated under the laws of Indiana
						a stock insurance company herein called the COMPANY
						Capital Center, 251 North Illinois, Suite 1100
						Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from			12:01 a.m. on	June 30, 2015
			to	12:01 a.m. on	June 30, 2016

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

	If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and
	any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss
	under INSURING CLAUSE 1. sustained by any Investment Company.

					SINGLE LOSS	DEDUCTIBLE
	INSURING CLAUSE				LIMIT OF LIABILITY	AMOUNT

	1	.	Employee		$3,400,000	$0
	2	.	On Premises		$3,400,000	$10,000
	3	.	In Transit		$3,400,000	$10,000
	4	.	Forgery or Alteration		$3,400,000	$10,000
	5	.	Extended Forgery		$3,400,000	$10,000
	6	.	Counterfeit Money		$3,400,000	$10,000
	7	.	Threats to Person		$3,400,000	$10,000
	8	.	Computer System		$3,400,000	$10,000
	9	.	Voice Initiated Funds
			Transfer Instruction		$3,400,000	$10,000
	10	.	Uncollectible Items of Deposit		$100,000	$10,000
	11	.	Audit Expense		$50,000	$10,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
	ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
	Endorsements 1 - 7

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)	Page 1 of 1

			FEDERAL INSURANCE COMPANY

			Endorsement No.	1

			Bond Number:	82307854

NAME OF ASSURED: VAN ECK FUNDS & VAN ECK VIP TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

			SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT
1	.	Employee	$3,400,000		$0
2	.	On Premises	$3,400,000		$10,000
3	.	In Transit	$3,400,000		$10,000
4	.	Forgery or Alteration	$3,400,000		$10,000
5	.	Extended Forgery	$3,400,000		$10,000
6	.	Counterfeit Money	$3,400,000		$10,000
7	.	Threats to Person	$3,400,000		$10,000
8	.	Computer System	$3,400,000		$10,000
9	.	Voice Initiated Funds Transfer Instruction	$3,400,000		$10,000
10	.	Uncollectible Items of Deposit	$100,000		$10,000
11	.	Audit Expense	$50,000		$10,000
12	.	Stop Payment	$100,000		$10,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 8, 2015

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: June 30, 2015	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 2
To be attached to and
form a part of Policy No. 82307854

Issued to: VAN ECK FUNDS & VAN ECK VIP TRUST
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: June 30, 2015	FEDERAL INSURANCE COMPANY
Endorsement/Rider No.	3
To be attached to and
form a part of Bond No.	82307854
Issued to: VAN ECK FUNDS & VAN ECK VIP TRUST

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional
Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To
Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940
(“the Act”), due to:
(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii)	an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: June 30, 2015					FEDERAL INSURANCE COMPANY
					Endorsement/Rider No.	4
To be attached to and
					form a part of Bond No.	82307854

Issued to:				VAN ECK FUNDS & VAN ECK VIP TRUST
PROCESSORS ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1	.		By adding to the definition of Employee in Section 1., Definitions, the following:
		“	(10)	a Processor, but only while such Processor is performing services and not creating, preparing, modifying or maintaining the ASSURED’S computer software or programs.”
2	.		By adding to Section 1., Definitions, the following:
			“r.	Processor means each natural person, partnership or corporation duly authorized by the
ASSURED to perform data processing of the ASSURED’S checks and other accounting records of the ASSURED. Processor does not mean a Federal Reserve Bank or clearing house.”
3	.		By adding to Section 11., Subrogation-Assignment-Recovery, the following:
“The attached Bond does not afford coverage in favor of any Processor and, in the event of a payment of a loss caused by a Processor under this Bond, the COMPANY shall be subrogated to the
ASSURED’S rights of recovery, as described in this Section 11. preceding, against any Processor.”
4	.		By adding to Section 13., Termination, the following:
“This Bond terminates as to any Processor:
			a.	immediately on the ASSURED, or any of its Partners, directors, trustees, or officers of the
ASSSURED not acting in collusion with such Processor, learning of any dishonest act committed by such Processor at any time, whether under contract to the ASSURED or otherwise whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or
			b.	fifteen (15) days after receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any Processor.”

17-02-2362 (02/2006) rev.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2362 (02/2006) rev.

FEDERAL INSURANCE COMPANY
						Endorsement No.:	5
						Bond Number:	82307854

NAME OF ASSURED: VAN ECK FUNDS & VAN ECK VIP TRUST
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.		By adding the following INSURING CLAUSE:
		“	12	.	Stop Payment Order or Refusal to Pay Check
Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:
					a.	complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or
					b.	refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”
2	.		By adding the following Specific Exclusion:
“Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 12
This Bond does not directly or indirectly cover:
			a.		liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,
			b.		loss arising out of:
					(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,
					(2)	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or
					(3)	discrimination.”
This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2015.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 8, 2015

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: June 30, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	6
	To be attached to and
	form a part of Bond No.	82307854

Issued to: VAN ECK FUNDS & VAN ECK VIP TRUST
	DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1 .	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2 .	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
	If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
	rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
	furnished to all insured Investment Companies and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY

Endorsement No.: 7

				Bond Number:	82307854

NAME OF ASSURED: VAN ECK FUNDS & VAN ECK VIP TRUST

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:
1	.	By adding to Section 13, Termination, the following:
Bonds In Effect Sixty (60) Days Or Less
If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the
COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.
Bonds In Effect More Than Sixty (60) Days
If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the
COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty
(60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.
		1	.	Nonpayment of premium;
		2	.	Conviction of a crime arising out of acts increasing the hazard insured against ;
		3	.	Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;
		4	.	Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;
		5	.	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this
Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 1

		6	.	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New
York Insurance Code; or
		7	.	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.
Notice Of Termination
Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.
Return Premium Calculations
The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the
COMPANY."
2	.	By adding a new Section reading as follows:
"Section 17. Election To Conditionally Renew / Nonrenew This Bond
Conditional Renewal
If the COMPANY conditionally renews this Bond subject to:
		1	.	Change of limits of liability ;
		2	.	Change in type of coverage;
		3	.	Reduction of coverage;
		4	.	Increased deductible;
		5	.	Addition of exclusion; or
		6	.	Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional
Renewal immediately below.
Notices Of Nonrenewal And Conditional Renewal
		1	.	If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:
				a.	The expiration date; or
				b.	The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 2

		2	.	Notice shall be mailed or delivered to the ASSURED at the address shown on the
DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.
		3	.	Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.
3	.	By adding to General Agreement B., Representations Made By Assured, the following:
No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 8, 2015

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 3

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage
(Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the
SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.
The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective
December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the
Treasury, in concurrence with the Secretary of State and the Attorney General of the
United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United
States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds
$100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

EXHIBIT b

RESOLUTION – FIDELITY BOND

VOTED:	That the fidelity bond in an amount as discussed at the Meeting be, and hereby is, ratified and approved; and further
VOTED:	That the Trustees and the Independent Trustees separately, having given due consideration to the value of the total assets of all, the types and terms of the arrangements made and to be made for the custody and safekeeping of their respective assets, the nature of the securities in the investment portfolios of the Funds and other relevant factors hereby determine that:
	a)	the form of fidelity bond covering the Funds will provide reasonable coverage for the Funds;
	b)	coverage in an amount as discussed at the Meeting under such fidelity bond will provide reasonable coverage for the Funds; and
	c)	payment by the Funds of their allocable share of the premium of said bond, in proportion to their respective total assets, is fair and reasonable; and further
VOTED:	That the Secretary or the Treasurer of the Trusts is hereby designated as the officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1, which filing shall be effected as soon as practicable after this Meeting; and further
VOTED:	That by the form of this resolution, each Fund hereby agrees that in the event recovery is received under the fidelity bond as a result of a loss sustained by any Fund and one or more other Funds, such Fund shall receive an equitable and proportionate share of the recovery in accordance with the terms of the Agreement Regarding the Allocation of Fidelity Bond Recoveries dated June 4, 2009, with Appendix A amended to reflect each Trust’s new series, as applicable; and further
VOTED:	That the appropriate officers of the Trust be, and each hereby is, authorized to execute and deliver any and all documents and to do any and all acts, in the name of and on behalf of the Trust, as such officers, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Boards’ approval.

EXHIBIT C

AGREEMENT REGARDING THE ALLOCATION OF

FIDELITY BOND RECOVERIES

THIS AGREEMENT is made as of June 4, 2009, by and between Van Eck Funds and Van Eck VIP Trust (each, a “Registrant,” and, together, the “Registrants”), each acting on behalf of itself and its portfolio series (each, a “Portfolio Series”).

WHEREAS, each Registrant is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), consisting of the Portfolio Series set forth on Schedule A attached hereto (as may be amended from time to time); and

WHEREAS, each of the Registrants is named as an insured party under a joint fidelity bond (the “Bond”); and

WHEREAS, the Registrants desire to confirm the criteria by which recoveries under the Bond shall be allocated between the Registrants.

NOW, THEREFORE, it is agreed as follows:

1. In the event that recovery is received under the Bond as a result of a loss sustained by more than one Registrant, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:

a.	First, each Registrant shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act; and

b.	Second, the remaining amount of recovery, if any, shall then be applied to each claim of each Registrant in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Registrant.

2.             The obligations of a Registrant under this Agreement are not binding upon any of the board members of a Registrant or Registrant shareholders individually, but are binding only with respect to the assets of that Registrant.

[The remainder of this page has been left blank]

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their officers thereunto duly authorized.

VAN ECK FUNDS

By:	/s/ Joseph J. McBrien
Joseph J. McBrien
Senior Vice President and Secretary

VAN ECK VIP TRUST

By:	/s/ Jonathan R. Simon
Jonathan R. Simon
Vice President and Assistant Secretary

SCHEDULE A

(as of July 14, 2015)

Van Eck Funds

Emerging Markets Fund

Global Hard Assets Fund

International Investors Gold Fund

Multi-Manager Alternatives Fund

CM Commodity Index Fund

Unconstrained Emerging Markets Bond Fund

Long/Short Equity Index Fund

Van Eck VIP Trust

Van Eck VIP Unconstrained Emerging Markets Bond Fund

Van Eck VIP Emerging Markets Fund

Van Eck VIP Global Hard Assets Fund

Van Eck VIP Multi-Manager Alternatives Fund

Van Eck VIP Global Gold Fund

Van Eck VIP Long/Short Equity Index Fund

2

EXHIBIT D

I have examined the Fidelity Bond limit requirements, as prescribed in Rule 17g-1 for the two registrants insured under Federal Insurance Company Bond No. 82307854.  This limits analysis is based upon the total asset value of each registrant as stated in the relevant renewal application.

The results of the analysis are as follows:

Registrant	Asset value	Required Limit

Van Eck Funds	$4.84 billion	$2,500,000

Van Eck VIP Trust	$610 million	$ 900 000

	Total Limit:	$3,400,000

As you are aware, the limit under the current bond is $3,400,000. Therefore, according to these calculations, the bond amount is sufficient to meet requirements of Rule 17g-1.

Sincerely,

/s/ John Crimmins

Vice President, Treasurer, Chief Financial

Officer and Principal Accounting Officer